1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung, Taiwan 42749 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

SPIL Board of Directors Resolved to Dispose 30% Shares of

Siliconware Technology (Suzhou) Ltd.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: November 24, 2017

November 24, 2017 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors to resolve the disposal of 30% shares of Siliconware Technology (Suzhou) Ltd., a subsidiary of SPIL, to Tsinghua Unigroup Ltd.

In order to participate in the prime period of growth for the mainland China semiconductor market, SPIL forms a strategic alliance with Tsinghua Unigroup Ltd. by disposing 30% shares of Siliconware Technology (Suzhou) Ltd., and will use the proceeds of disposal on the investment of Taiwan headquarter.

After this transaction, Siliconware Technology (Suzhou) Ltd. is still the subsidiary, and according to IFRS, the related affected amounts will be adjusted in equity accounts, thus there is no profit (loss) on disposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 24, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer